October 15, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re: Obagi Medical Products, Inc.
      Form 10-K for the Year Ended December 31, 2008
      DEF14A filed April 30, 2009
      File No. 001-33204

Ladies and Gentlemen:

Pursuant to our telephonic discussion with the Staff on October 14, 2009 regarding the response dated September 4, 2009 of Obagi Medical Products, Inc. (“OMPI”) to your letter dated August 31, 2009 (the “Response”), we have set forth below our replies to the Staff’s comments on the Response.  For ease of reference, we have attempted to repeat the Staff’s comments in bold and italicized text preceding each of our responses.

1.	Please refer to your response to our prior comment number three. We continue to believe that the requested disclosure is needed. Please revise your disclosure to address the original comment.

     Pursuant to the Staff’s request, we have provided the following proposed disclosure to be added to our discussion of “Accounts Receivable” in the “Critical Accounting Policies and Use of Estimates” section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the year ending December 31, 2009:

“Receivables are generally due within 30 days. However, the recent economic downturn and ongoing tightening of credit in financial markets has, in some cases, adversely impacted our customers’ cash flow and ability to access sufficient credit in a timely manner, which, in turn, has impacted their ability to make timely payments to us. In light of these circumstances, and in order to remain competitive in the marketplace, for certain selected customers who we deemed to be credit worthy based upon their prior payment history, we extended our standard payment terms to net 60 days for selected product purchases made in connection with specific sales promotion programs. Such extension did not represent a permanent change to the payment terms for such customers but, rather, was applicable only to those specified purchases made by such customers in connection with the related sales promotion. We deem a receivable to be past due when it has not been paid in accordance with the terms of the applicable invoice (e.g., net 30 days or net 60 days) prepared at the time of sale.

Accounts receivable, net of allowance for doubtful accounts and sales returns, were $[2009 number to be inserted] and $20,648 as of December 31, 2009 and 2008, respectively. Of these amounts, [2009 number to be inserted]%, or $[2009 number to be inserted], and 72.4%, or $14,940 were deemed current as of December 31, 2009 and 2008, respectively. The percentage of accounts receivable deemed more than 90 days past due as of December 31, 2009 and 2008 was [2009 number to be inserted]% and 6.7%, respectively. The percentage of accounts receivable deemed more than 180 days past due as of December 31, 2009 and 2008 was [2009 number to be inserted]%, and 0.8%, respectively.”

In an effort to enhance the disclosure in our future filings, to the extent that we experience an anomaly in the level of accounts receivable or the percentages of accounts receivable deemed more than 90 and 180 days past due as of the end of any particular quarter, we will provide substantially similar disclosure in the “Liquidity and Capital Resources” or other appropriate section of the related Quarterly Report on Form 10-Q.

2.
Please refer to your response to our prior comment number four. Please revise your proposed disclosure to clarify what percentage of sales were extended to net 60 day payment terms and whether such extension is for a specified period of time or a permanent change.

We acknowledge the Staff’s comment and have revised the proposed disclosure to be added to the “Liquidity and Capital Resources” section of future quarterly and annual reports to the extent our days sales outstanding continue to increase during the applicable period, as follows:

“The recent economic downturn and ongoing tightening of credit in financial markets has, in some cases, adversely impacted our customers’ cash flow and ability to access sufficient credit in a timely manner, which, in turn, has impacted their ability to make timely payments to us. In light of these circumstances, and in order to remain competitive in the marketplace, for certain selected customers who we deemed to be credit worthy based upon their prior payment history, we extended our standard payment terms from net 30 days to net 60 days for selected product purchases made in connection with certain sales promotion programs. Such extension did not represent a permanent change to the payment terms for such customers but, rather, was applicable only to specified purchases made by such customers in connection with the applicable sales promotion program. Sales of products having net 60 day payment terms represented [number to be inserted]% of our net sales for the [applicable period to be inserted].”

  We supplementally advise the Staff that sales of products having net 60 day payment terms represented 56.3% and 14.5% of our net sales for the six months ended June 30, 2009 and year ended December 31, 2008, respectively.

* * * * *
    OMPI hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (562) 628-1007.

Sincerely,

/s/ Laura B. Hunter
Laura B. Hunter, Esq.
Vice President and General Counsel

cc: Preston S. Romm
      Ms. Meta Wendt (PricewaterhouseCoopers LLP)